===============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                AMENDMENT NO. 1
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              CHEMFAB CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                                $0.10 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   16361L102
                                 (CUSIP Number)

                           COMPAGNIE DE SAINT GOBAIN
                                 NORTON COMPANY
                             PPLC ACQUISITION CORP.
                      (Names of Persons Filing Statement)

                              John R. Mesher, Esq.
                           Compagnie de Saint Gobain
                             750 E. Swedesford Road
                             Valley Forge, PA 19482
                            Tel. No.: (619) 341-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 July 25, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

===============================================================================

                                  SCHEDULE 13D

CUSIP No.   16361L102                                        Page 2 of 10 Pages

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         COMPAGNIE DE SAINT-GOBAIN
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         FRANCE
-------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER

                                        ---------------------------------------
                                         8    SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH                503,988
       REPORTING PERSON WITH            ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10    SHARED DISPOSITIVE POWER

                                              503,988
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,988
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   16361L102                                        Page 3 of 10 Pages

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NORTON COMPANY
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC, AF
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         MA
-------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER

                                        ---------------------------------------
                                         8    SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH                503,988
       REPORTING PERSON WITH            ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10    SHARED DISPOSITIVE POWER

                                              503,988
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,988
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   16361L102                                        Page 4 of 10 Pages

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PPLC ACQUISITION CORP.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         AF
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         DE
-------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER

                                        ---------------------------------------
                                         8    SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH                503,988
       REPORTING PERSON WITH            ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10    SHARED DISPOSITIVE POWER

                                              503,988
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,988
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Shares"), of Chemfab Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 701 Daniel Webster Highway, Merrimack, New Hampshire 03054.

   Item 2.  Identity and Background.

     (a)-(c) and (f)The names of the persons filing this statement are Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), Norton Company, a Massachusetts corporation ("Norton") and PPLC Acquisition Corp., a Delaware corporation ("PPLC"). Saint-Gobain, Norton Company and PPLC are hereinafter sometimes referred to as the "Reporting Persons". Each of Norton and PPLC is a wholly-owned subsidiary of Saint-Gobain.

     The address of the principal executive office of Saint-Gobain is Les Miroirs, 18 avenue d'Alsace, 92400 Courbevoie, France (Postal Address: Les Miroirs, 92096 Paris La Defense Cedex). The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Saint-Gobain is set forth in Schedule A. Saint-Gobain has worldwide interests in businesses involving the manufacture of flat glass, insulation and reinforcements, pipe, glass containers, industrial ceramics and abrasives and the manufacture and distribution of building materials.

     The address of the principal business and the principal office of Norton is One New Bond Street, Worcester, MA 01615-0008. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Norton is set forth on Schedule A. Norton is the U.S. holding company for companies that are principally engaged in the following sectors: abrasives, technologically advanced plastics and chemical process products.

     The address of the principal business and the principal office of PPLC is 150 Dey Road, Wayne, NJ 07470. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PPLC is set forth on Schedule B. PPLC is newly-formed corporation organized for the purposes of consummating the offer and the merger described in Item 4.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by PPLC to purchase Shares pursuant to the Voting Agreement is estimated to be approximately $9.1 million. PPLC will fund such amount through funds received from Norton. Norton will obtain such funds from Saint-Gobain and Saint-Gobain's affiliates. Saint-Gobain will obtain such funds from internally generated funds of existing resources.

   Item 4.  Purpose of Transaction.

     On July 25, 2000, Norton, PPLC and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by Norton (the "Acquisition") at a price of $18.25 per share in cash, which will be effected by (i) a tender offer (the "Offer") by PPLC for all of the issued and outstanding Shares (other than the Shares owned by Saint-Gobain or one of its subsidiaries or held by the

Issuer as treasury stock), and (ii) a merger of PPLC with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

     On July 25, 2000, PPLC entered into a Voting Agreement with all of the directors and certain officers (the "Stockholders") of the Issuer, (the "Voting Agreement"). The Voting Agreement is attached as Exhibit 2. The Stockholders and the number of Shares or options owned by such Stockholders (the "Stockholder Shares") are as set forth Exhibit 3. Pursuant to the Voting Agreement, on the terms set forth therein, each of the Stockholders irrevocably and unconditionally has agreed to vote or cause to be voted all Stockholder Shares that such Stockholder is entitled to vote at the time of any vote where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against any proposal or transaction which would be reasonably likely to prevent or delay the consummation of the transactions contemplated by the Merger Agreement and (iii) against any (a) Alternative Transaction (as defined in the Merger Agreement),
(b) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (c) other matter relating to, or in connection with, any of the matters referred to in clauses (a) and (b) above. The Voting Agreement does not limit or restrict any Stockholder's ability to act or vote in his capacity as an officer or director of the Issuer in any manner he so chooses.

     Additionally, each Stockholder irrevocably grants a proxy, appointing PPLC as such Stockholder's attorney-in- fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in such manner and upon any of the matters relating to the Offer or the Merger, as PPLC or its proxy or substitute shall, in PPLC's sole discretion, deem proper with respect to the Stockholder Shares. Such proxy is irrevocable until termination of the Voting Agreement. The proxy granted by each Stockholder is granted in consideration of PPLC's entering into the Merger Agreement and to secure such Stockholder's performance of his agreement and duty to vote or cause to be voted (including by written consent) of his Stockholder Shares in favor of the Merger. As of July 25, 2000, each of the Stockholders owned the Shares as set forth above, representing collectively 6.8% of the then outstanding Shares.

   Item 5.  Interest in Securities of the Issuer.

     (a)(i) Saint-Gobain has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 503,988 Shares, representing approximately 6.8% of the outstanding Shares of the Issuer.

     (a)(ii) Norton has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 503,988 Shares, representing approximately 6.8% of the outstanding Shares of the Issuer.

     (a)(iii) PPLC has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 503,988 Shares, representing approximately 6.8% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a) and in Item 5(c), none of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule A, Schedule B or Schedule C hereto, owns beneficially any Shares.

     (b)(i) Saint-Gobain has shared power to vote and dispose of 503,988
Shares.

     (b)(ii) Norton has shared power to vote and dispose of 503,988 Shares.

     (b)(iii) PPLC has shared power to vote and dispose of 503,988 Shares.

     (c) Except for the 503,988 Shares subject to the Voting Agreement described in Item 4 above, during the past sixty days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C has effected any transactions in the Shares.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

     Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger dated as of July 25, 2000 between Norton, PPLC and the Issuer.*

     Exhibit 2: Voting Agreement dated as of July 25, 2000, between PPLC and all of the directors and certain officers of Issuer.*

     Exhibit 3:     Stockholder Shares and options as of July 25, 2000.

---------
* Incorporated by reference to the Tender Offer Statement on Schedule TO of Norton and PPLC filed with the Commission on August 2, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: August 4, 2000

                                       NORTON COMPANY


                                       By: /s/ GEORGE B. AMOSS
                                          -------------------------------------
                                          Name:  George B. Amoss
                                          Title: Vice President, Finance


                                       PPLC ACQUISITION CORP.


                                       By: /s/ GEORGE B. AMOSS
                                          -------------------------------------
                                          Name:  George B. Amoss
                                          Title: Vice President and Chief
                                                 Financial Officer


                                       COMPAGNIE DE SAINT GOBAIN


                                       By: /s/ GIANPAOLO CACCINI
                                          -------------------------------------
                                          Name:  Gianpaolo Caccini
                                          Title: Senior Vice President

                                                                     SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF SAINT-GOBAIN COMPANY

     The name, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Saint-Gobain, Inc. and certain other information are set forth below. All directors and officers listed below are citizens of France, except Mr. Breuer, who is a citizen of Germany, Mr. Leal Maldonado, who is a citizen of Spain, Mr. Neeteson, who is a citizen of The Netherlands, Mr. Dachowski, who is a citizen of the United Kingdom, and Messrs. Caccini and Caliari, who are a citizens of Italy. Directors are identified by an asterisk.

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
*Jean-Louis Beffa                 Chairman and Chief Executive Officer of
 Compagnie de Saint-Gobain        Compagnie de Saint-Gobain.
 Les Miroirs
 92096 La Defense Cedex
 (France)

*Isabelle Bouillot                Vice President of Caisse des Depots et
 Caisse des Depots et             Consignations (1996-present); and Director of
    Consignations                 Budget at the Ministry of Finances (until
 57, rue de Lille                 1996).
 75007 Paris (France)

*Dr. Rolf E. Breuer               Chairman of the Management Board of Deutsche
 Deutsche Bank AG                 Bank AG (1997-present) and Member of the
 Taunusanlage 12                  Management Board of Deutsche Bank AG.
 60262 Frankfurt (Germany)

*Bernard Esambert                 Vice-Chairman of the Bollore Group.
 Groupe Bollore
 Tour Delmas
 31-32 quai de Dion-Bouton
 92811 Puteaux (France)

*Pierre Faurre                    Chairman and Chief Executive Officer of SAGEM.
 SAGEM
 6 avenue d'Iena
 75783 Paris Cedex 16 (France)

*Eric d'Hautefeuille              Chief Operating Officer of Compagnie de
 Compagnie de Saint-Gobain        Saint-Gobain (1998-present); Senior Vice
 Les Miroirs                      President of Compagnie de Saint-Gobain
 92096 La Defense Cedex (France)  (1996-1998); and President of the Flat Glass
                                  Division of Compagnie de Saint-Gobain (until
                                  1996).

*Jose-Luis Leal Maldonado         Chairman of the Spanish Banking Association
 Centro Velasquez, 64-6o          (1996-present).
 E-28001 Madrid (Spain)

*Jacques-Louis Lions              Professor at the College de France (Paris);
 College de France                President of the French Academy of Sciences
 3 rue d'Ulm                      (1996-1998); and Vice President of The French
 75005 Paris (France)             Academy of Sciences (until 1996).

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
*Jean-Maurice Malot               President of the Employees' and Former
 Saint-Gobain Vitrage             Employees' Stockholders Association and of the
 Les Miroirs                      Supervisory Board of the Group Share Savings
 92096 La Defense Cedex           Plan Mutual Funds of Compagnie de Saint-Gobain
 (France)                         (1997-present); and Manager of the French
                                  Southern and Western subsidiaries of the Flat
                                  Glass Division of Compagnie de Saint-Gobain.

*Jean-Marie Messier               Chairman and Chief Executive Officer of
 Vivendi Group                    Vivendi (1998-present) and of Cegetel (1998-
 42, avenue de Friedland          present); Chairman and Chief Executive Officer
 75008 Paris (France)             of Compagnie Generale des Eaux (until 1998).

*Gerard Mestrallet                Chairman of the Management Board of Suez/
 Suez/Lyonnaise des Eaux          Lyonnaise des Eaux (1997-present); Chairman
 1rue d'Astorg                    and Chief Executive Officer of Compagnie de
 75008 Paris (France)             Suez (1995-1997).

*Michel Pebereau                  Chairman and Chief Executive Officer of Banque
 Banque Nationale de Paris        Nationale de Paris.
 16, boulevard des Italiens
 75009 Paris (France)

*Bruno Roger                      Managing Partner of Lazard Freres & Cie.;
 Lazard Freres & Cie.             Managing Director of Lazard Freres & Co. LLC.
 121 boulevard Haussmann
 75008 Paris (France)

 Gianpaolo Caccini                Senior Vice President of Compagnie de
 Saint-Gobain Corporation         Saint-Gobain (1996-present); President of the
 750 East Swedesford Road         Abrasives Division of Compagnie de Saint-
 Valley Forge, Pennsylvania 19482 Gobain (2000-present); Vice Chairman,
                                  President and Chief Executive Officer of
                                  Saint-Gobain Corporation (1996-present);
                                  General Delegate of Compagnie de Saint-Gobain for the United States and Canada
                                  (1996-present); Chairman, President, Chief
                                  Executive Officer and Director of Norton
                                  Company (1996-present); and President of the Fiber Reinforcement Division of Compagnie de
                                  Saint-Gobain (until 1996).

 Emile Francois                   Senior Vice President of Compagnie de
 Poliet                           Saint-Gobain (1997-present); President of
 Les Miroirs                      the Specialized Distribution Division of
 92096 La Defense Cedex (France)  Compagnie de Saint-Gobain (1997-present);
                                  Chairman and Chief Executive Officer of
                                  Poliet (1998-present); Chairman and Chief
                                  Executive Officer of Lapeyre (1997-present);
                                  and President of the Industrial Ceramics
                                  Division of Compagnie de Saint-Gobain (until
                                  1996).

 Jean-Francois Phelizon           Senior Vice President of Compagnie de
 Compagnie de Saint-Gobain        Saint-Gobain (1998-present); and Finance
 Les Miroirs                      Director of Compagnie de Saint-Gobain.
 92096 La Defense Cedex (France)

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
Claude Picot                      Senior Vice President of Compagnie de
Saint-Gobain Emballage            Saint-Gobain (1996-present); and President
Les Miroirs                       of the Containers Division of Compagnie de
92096 La Defense Cedex (France)   Saint-Gobain.

Bernard Field                     Corporate Secretary of Compagnie de
Compagnie de Saint-Gobain         Saint-Gobain.
Les Miroirs
92096 La Defense Cedex (France)

Herve Gastinel                    Vice President, Corporate Planning of
Compagnie de Saint-Gobain         Compagnie de Saint-Gobain (1998-present);
Les Miroirs                       and Civil Services (until 1998).
92096 La Defense Cedex (France)

Jean-Paul Gelly                   Vice President, Human Resources of Compagnie
Compagnie de Saint-Gobain         de Saint-Gobain (1998-present); and Managing
Les Miroirs                       Director of Saint-Gobain Development (until
92096 La Defense Cedex (France)   1998).

Jean-Claude Lehmann               Vice President, Research of Compagnie de
Compagnie de Saint-Gobain         Saint-Gobain.
Les Miroirs
92096 La Defense Cedex (France)

Robert Pistre                     Advisor to the Chairman of Compagnie de
Compagnie de Saint-Gobain         Saint-Gobain (1998-present); and Vice
Les Miroirs                       President, Human Resources of Compagnie de
92096 La Defense Cedex (France)   Saint-Gobain (until 1998).

Reinier-Paul Neeteson             Vice President, International Development of
Compagnie de Saint-Gobain         Compagnie de Saint-Gobain (1999-present);
Les Miroirs                       General Delegate of Compagnie de Saint-Gobain
92096 La Defense Cedex (France)   for Belgium, Netherlands, Luxembourg and
                                  United Kingdom (1996-1999); and General
                                  Delegate of Compagnie de Saint-Gobain for Scandinavian countries (until 1996).

Jacques Aschenbroich              President of the Flat Glass Division of
Compagnie de Saint-Gobain         Compagnie de Saint-Gobain (1996-present); and
Les Miroirs                       Chairman of the Management Board of Vegla GmbH
92096 La Defense Cedex (France)   (until 1996).

Roberto Caliari                   President of the Reinforcements Division of
Compagnie de Saint-Gobain         Compagnie de Saint-Gobain (1996-present); and
Les Miroirs                       Manager of European and Korean Development of
92096 La Defense Cedex (France)   the Fiber Reinforcement Division of Compagnie
                                  de Saint-Gobain (until 1996).

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
Pierre-Andre de Chalendar         Division Executive Vice President for the
Compagnie de Saint-Gobain         Building Distribution Division of Compagnie
General Delegation for            de Saint-Gobain for the United Kingdom and
United Kingdom and Ireland        United States (2000-present); General
1 Thames Park                     Delegate of Compagnie de Saint-Gobain for the
Lester Way-Wallingford            United Kingdom and Ireland (2000-present);
Oxfordshire OX 10 9TA             Executive Vice President of Norton Company
United Kingdom                    (1996-present); President of the Abrasives
                                  Division of Compagnie de Saint-Gobain
                                  (1996-2000); Vice President of Saint-Gobain
                                  Corporation (1996-1999).

Gilles Colas                      President of the Building Materials Division
Compagnie de Saint-Gobain         of Compagnie de Saint-Gobain (1997-present);
Les Miroirs                       and Corporate Planning Director of Compagnie
92096 La Defense Cedex (France)   de Saint-Gobain (until 1997).

Philippe Crouzet                  President of the Ceramics and Plastics
Compagnie de Saint-Gobain         Division of Compagnie de Saint-Gobain
Les Miroirs                       (1996-present); and General Delegate of
92096 La Defense Cedex (France)   Compagnie de Saint-Gobain for Spain and
                                  Portugal (until 1996).

Peter R. Dachowski                President of the Insulation Division of
Compagnie de Saint-Gobain         Compagnie de Saint-Gobain (1996-present); and
Les Miroirs                       Executive Vice President of CertainTeed
92096 La Defense Cedex (France)   Corporation.

Christian Streiff                 President of the Pipe Division of Compagnie
Pont-a-Mousson SA                 de Saint-Gobain (1997-present); and Managing
91 avenue de la Liberation        Director of Saint-Gobain Emballage (until
54000 Nancy (France)              1997).

                                                                     SCHEDULE B


               DIRECTORS AND EXECUTIVE OFFICERS OF NORTON COMPANY

     The name, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Norton, Inc. and certain other information are set forth below. All directors and officers listed below are citizens of the United States, except for Mr. Caccini, who is a citizen of Italy. Directors are identified by an asterisk.

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
*Gianpaolo Caccini                Chairman, President, Chief Executive Officer
 Saint-Gobain Corporation         and Director of Norton Company
 750 E. Swedesford Road           (1996-present); Senior Vice President of
 Valley Forge, PA 19482-0101      present); Vice Chairman, Compagnie de
                                  Saint-Gobain (1996-present); President of the
                                  President and Chief Abrasives Division of
                                  Compagnie de Saint-Gobain (2000-Executive
                                  Officer of Saint-Gobain Corporation
                                  (1996-present); General Delegate of Compagnie de Saint-Gobain for the United States and Canada (1996-present); Chairman, President
                                  Chief Executive Officer and Director of
                                  CertainTeed Corporation (1996-present); and
                                  President of the Fiber Reinforcement Division of Compagnie de Saint-Gobain (until 1996).

 Robert C. Ayotte                 Executive Vice President of Norton Company
 Saint-Gobain Industrial          (1997-present); President and Chief Executive
   Ceramics, Inc.                 Officer of Saint-Gobain Systems Division of
 1600 West Lee Street             the Industrial Ceramics, Inc.; Chairman and
 Louisville, KY 40201-7409        Chief Executive Ceramics and Plastic Officer
                                  of Purchaser (2000-present); President of the Specialty Division of Compagnie de Crystals and Process Saint-Gobain; President of
                                  Performance Plastics Division of the Ceramics and Plastic Division of Compagnie de
                                  Saint-Gobain and Chairman and Chief Executive
                                  Officer of Saint-Gobain Performance Plastics
                                  Corporation (1997-present).

*George B. Amoss                  Vice President, Finance and Director of
 Saint-Gobain Corporation         Norton Company; Vice President, Finance of
 750 E. Swedesford Road           CertainTeed Corporation; Vice President,
 Valley Forge, PA 19482-0101      Finance of Saint-Gobain Corporation; and Vice
                                  President and Chief Financial Officer of
                                  Purchaser (2000-present).

 Dennis J. Baker                  Vice President of Norton Company; Vice
 Norton Company                   President, Human Resources of Saint-Gobain
 One New Bond Street              Corporation; and Vice President, Human
 Worcester, MA 01615-0008         Resources of the Abrasives Division of
                                  Compagnie de Saint-Gobain.

 F. Lee Faust                     Vice President of Norton Company; and Vice
 Saint-Gobain Corporation         President of Saint-Gobain Corporation.
 750 E. Swedesford Road
 Valley Forge, PA 19482-0101

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
Robert W. Fenton                  Vice President and Controller of Norton
Saint-Gobain Corporation          Company (1996-present); and Vice President
750 E. Swedesford Rd.             and Controller of Saint-Gobain Corporation
Valley Forge, PA 19482-0101       (1996-present); Financial Controller of
                                  Compagnie de Saint-Gobain (until 1996).

James F. Harkins, Jr.             Vice President and Treasurer of Norton
Saint-Gobain Corporation          Company; Vice President and Treasurer of
750 E. Swedesford Rd.             Purchaser (2000-present); Vice President and
Valley Forge, PA 19482-0101       Treasurer of Norton Company.

Mark E. Mathisen                  Vice President of Norton Company
Norton Company                    (1996-present); Vice President, North America
One New Bond Street               and Vice President, Coated Abrasives,
Worcester, MA 01615-0008          Worldwide of the Abrasives Division of
                                  Compagnie de Saint-Gobain (1997-present);
                                  Vice President, Operations, North America of the Abrasives Division of Compagnie de
                                  Saint-Gobain (1996-present); and Vice
                                  President, Manufacturing, Grinnell Flow
                                  Control Division of Tyco International (until
                                  1996).

John R. Mesher                    Vice President, General Counsel, Secretary
Saint-Gobain Corporation          and Clerk of Norton Company; Vice President
750 E. Swedesford Road            and Secretary of Purchaser (2000-present);
Valley Forge, PA 19482-0101       Vice-President, General Counsel and Secretary
                                  of Saint-Gobain Corporation (1997-present);
                                  and Vice President, Deputy General Counsel and Secretary of Saint-Gobain Corporation
                                  (until 1997).

Robert J. Panaro                  Vice President of Norton Company; Vice
Norton Company                    President - Finance and MIS of the Abrasives
One New Bond Street               Division, North America, of Compagnie de
Worcester, MA 01615-0008          Saint-Gobain (1996-1999); Vice President and
                                  Controller of Saint-Gobain Corporation (until
                                  1996).

John J. Sweeney III               Vice President and Assistant Treasurer of
Saint-Gobain Corporation          Norton Company; Vice President of Saint-Gobain
750 E. Swedesford Rd.             Corporation.
Valley Forge, PA 19482-0101

Dorothy C. Wackerman              Vice President of Norton Company; and Vice
Saint-Gobain Corporation          President of Saint-Gobain Corporation.
750 E. Swedesford Rd.
Valley Forge, PA 19482-0101

Michael J. Walsh                  Vice President of Norton Company; Vice
Saint-Gobain Corporation          President of Saint-Gobain Corporation;
750 E. Swedesford Rd.             Director of Risks and Assurances of Compagnie
Valley Forge, PA 19482-0101       de Saint-Gobain.

---------
     1    Citizen of the United States.

                                                                     SCHEDULE C


           DIRECTORS AND EXECUTIVE OFFICERS OF PPLC ACQUISITION CORP.

     The name, business address, current principal occupation or employment and five-year employment history of each director and executive officer of PPLC Acquisition Corp. and certain other information are set forth below. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                  Present Principal Occupation or Employment and
Name and Business Address                  Five-Year Employment History
-------------------------         ----------------------------------------------
*Robert C. Ayotte                 Chairman of the Board, and Chief Executive
 Saint-Gobain Ceramics &          Officer of Purchaser (2000-present);
   Plastics, Inc.                 Executive Vice President of Norton Company
 1600 West Lee Street             (1997-present); President and Chief Executive
 Louisville, Ky 40201-7409        Officer of Saint-Gobain Ceramics and
                                  Plastics, Inc.; Chairman and Chief Executive
                                  Officer of Purchaser (1999-present);
                                  President of Specialty Crystals and Process
                                  Systems Division of the Ceramics and Plastics
                                  Division of Compagnie de Saint-Gobain;
                                  President of Performance Plastics Division of the Ceramics and Plastics Division of Compagnie de Saint-Gobain and Chairman and Chief Executive Officer of Saint-Gobain
                                  Performance Plastics Corporation
                                  (1997-present).

 Gerard Walsh                     President and Chief Operating Officer of
 Saint-Gobain Performance         Purchaser (2000-present); President and
    Plastics Corporation          Chief Operating Officer of Saint-Gobain
 150 Dey Road                     Performance Plastics Corporation
 Wayne, NJ 07470                  (1998-present); Executive Vice President of
                                  Performance Plastics Division of the Ceramics and Plastics Division of Compagnie de Saint-
                                  Gobain (1998-present); Business Director, Box
                                  Sealing Systems, Masking and Packaging
                                  Systems Divisions, 3M Company (until 1997).

 George B. Amoss                  Vice President and Chief Financial Officer of
 Saint-Gobain Corporation         Purchaser (2000-present); Vice President,
 750 E. Swedesford Road           Finance and Director of Norton Company; Vice
 Valley Forge, PA 19482-0101      President, Finance of CertainTeed Corporation
                                  and Vice-President, Finance of Saint-Gobain
                                  Corporation.

 Mark V. Barter                   Vice President, Finance and Information
 Saint-Gobain Industrial          Systems of Purchaser (2000-present); Vice
   Ceramics, Inc.                 President, Finance and Information Systems of
 1199 S. Chillicothe Road         Saint-Gobain Performance Plastics Corporation
 Aurora, OH 44202                 (1999-present); Vice President and Controller
                                  of Saint-Gobain Ceramics & Plastics, Inc.
                                  (1996-1999); Vice President, Finance and
                                  Controller of Carborundum Corporation (1996-
                                  1999); Vice President and Controller of
                                  Saint-Gobain Advanced Materials Corporation
                                  (until 1996).

 James F. Harkins, Jr.            Vice President and Treasurer of Purchaser
 Saint-Gobain Corporation         (2000-present); Vice President and Treasurer
 750 East Swedesford Road         of Norton Company; Vice President and
 Valley Forge, PA 19482-0101      Treasurer of Saint-Gobain Corporation.

   John R. Mesher                 Vice President and Secretary of Purchaser
   Saint-Gobain Corporation       (2000-present); Vice-President, Secretary and
   750 East Swedesford Road       Clerk of Norton Company; Vice President,
   Valley Forge, PA 19482-0101    General Counsel and Secretary of Saint-Gobain
                                  Corporation (1997-present); and Vice
                                  President, Deputy General Counsel and
                                  Secretary of Saint-Gobain Corporation (until
                                  1997).


                                      C-2